Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

ECHOSTAR CORPORATION,

ECHOSTAR SATELLITE SERVICES L.L.C.,

BROADBAND ACQUISITION CORPORATION

and

HUGHES COMMUNICATIONS, INC.

Dated as of February 13, 2011

i

INDEX OF DEFINED TERMS

Definition	Location
2006 Plan	3.2(a)
2011 Operating Plan	8.3(ii)
Acquisition Proposal	5.2(c)
Action	3.7
Adverse Recommendation Change	5.2(d)
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(d)
Alternative Financing	5.14(a)
Antitrust Law	5.6(f)
Apollo Portfolio Company	8.3(b)
BIS	8.3(c)
Book-Entry Shares	2.2(b)
Business Assets	3.14(c)
Business Day	8.3(d)
Certificate of Merger	1.3
Certificates	2.2(b)
Closing	1.2(a)
Closing Date	1.2(a)
Code	2.3
Coface Agreement	8.3(e)
Communications Laws	5.6(f)
Communications Licenses	3.16(a)
Company	Preamble
Company Board	3.3
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Earth Station	3.19
Company Employee	5.7(a)
Company Intellectual Property	3.15(a)
Company Labor Agreement	3.10(a)
Company Plans	3.9(a)
Company Satellite	8.3(f)
Company SEC Documents	3.5(a)
Company Service	5.1(c)
Company Stock Option	3.2(a)
Company Stock Plans	3.2(d)
Company Stockholder Approval	3.3
Company Stockholders Meeting	5.3(c)
Company’s Existing and Planned Networks	3.17(d)
Concession Agreement	3.18
Confidentiality Agreement	5.5(d)
Continuing Indebtedness	1.7(b)
Contract	3.4(a)
control	8.3(g)
Coordination Agreement	3.18
Data Room	8.3(h)
DDTC	8.3(i)

Definition	Location
Delaware Secretary of State	1.3
DGCL	1.1
Dissenting Shares	2.4
DOJ	5.6(b)
Effective Time	1.3
Employee Protection Period	5.7(a)
Environmental Laws	3.11(g)
Environmental Permits	3.11(g)
ERISA	3.9(a)
Exchange Act	3.4(b)
Export Control Laws	5.6(f)
Export Licenses	3.20
FCC	3.4(b)
FCC Administrative Challenges	5.6(c)
FCC Consent Application	5.6(a)
FCC Consents	3.4(b)
Fee Letters	4.6(b)
Financing	4.6(a)
Financing Commitment	5.14(a)
Financing Letters	4.6(b)
Foreign Antitrust Laws	3.4(b)
Foreign Company Plan	3.9(c)
FTC	5.6(b)
Furnished Reports	3.5(a)
GAAP	3.5(b)
Government Contract	3.13(c)
Governmental Entity	3.4(b)
HNS	3.2(a)
HNS Bonus Unit	3.2(a)
HNS Bonus Unit Consideration	5.10(a)
HNS Bonus Unit Plan	3.2(a)
HNS Class B Unit	3.2(a)
HNS Senior Notes	8.3(j)
HSR Act	3.2(c)
Incentive Equity Securities	8.3(k)
Incentive Security Consideration	5.10(b)
Indemnified Parties	5.11(a)
Information Statement	5.3(a)
Intellectual Property	8.3(l)
IRS	3.9(a)
ITU	3.16(b)
Jupiter	8.3(m)
knowledge	8.3(n)
Law	3.4(a)
Leased Real Property	3.14(b)
Lenders	8.3(o)
Liens	3.2(b)
Limited License	3.15(e)
Marketing Period	1.2(b)
Material Adverse Effect	8.3(p)
Material Contract	8.3(q)

v

Definition	Location
Material Satellite Event	8.3(r)
Materials of Environmental Concern	3.11(g)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Mitigation Actions	5.1(c)
Mitigation Plan	5.1(c)
NASDAQ	3.4(b)
OFAC	8.3(s)
Ofcom	3.16(b)
Outside Date	7.1(b)
Outstanding Indebtedness	8.3(t)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	4.1(a)
Parent Plan	5.7(c)
Partial Loss	8.3(u)
Patents	8.3(v)
Paying Agent	2.2(a)
Payment Fund	2.2(a)
Permits	3.8(a)
Permitted Liens	8.3(w)
Person	8.3(x)
Preferred Stock	3.2(a)
Products	3.15(e)
Proxy Statement	5.3(a)
Representatives	5.2(a)
Required Financial Information	5.14(b)
Restricted Stock Consideration	5.10(b)
RSA	3.2(a)
RSU	3.2(a)
Sarbanes-Oxley Act	3.5(a)
Satellite Performance Specifications	8.3(y)
Satellite Services	Preamble
Scheduled Intellectual Property	3.15(a)
SEC	Article III
Securities Act	3.5(a)
Security Agencies	3.4(b)
Severance Provisions	5.7(a)
Shares	2.1(a)
Significant Subsidiary	8.3(z)
SME	3.24(a)
Spaceway 3	8.3(aa)
Specified Documents	4.6(c)
Stock Option Consideration	5.10(b)
Stockholders’ Written Consents	5.3(b)
Subject Assets	5.6(a)
Subscriber Acquisition Costs	8.3(bb)
Subsidiary	8.3(cc)
Substantial Detriment	5.6(a)

Definition	Location
Successfully Operating Spot Beam	8.3(dd)
Superior Proposal	5.2(c)
Surviving Corporation	1.1
System Failure	8.3(ee)
Takeover Statute	3.21
Tax Returns	3.12(i)
Taxes	3.12(i)
Termination Fee	7.3(c)
Throughput Capacity	8.3(ff)
Total Loss	8.3(gg)
Trade Secrets	8.3(hh)
WARN	5.7(e)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 13, 2011, between EchoStar Corporation, a Nevada corporation (“Parent”), Broadband Acquisition Corporation, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), Hughes Communications, Inc., a Delaware corporation (the “Company”) and, solely with respect to Sections 4.6, 5.14 and 8.17, EchoStar Satellite Services L.L.C., a Colorado limited liability company (“Satellite Services”).

RECITALS

WHEREAS, the boards of directors of Parent, Merger Sub and the Company have each determined that an acquisition of the Company by Parent is advisable, fair to and in the best interests of their respective companies and stockholders and, accordingly, have each approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have each approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution of this Agreement, the Company has entered into agreements with the holders of the outstanding HNS Class B Units providing for the automatic exchange of such HNS Class B Units for Shares immediately prior to the Effective Time; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger except as set forth in Article I.

Section 1.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place (i) at 10:00 a.m., New York City time, at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, New York, as soon as practicable but in no event later than the latter of (A) the third Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and (B) the earliest of (1) a date during the Marketing Period to be specified by Parent on no fewer than three Business Days’ notice to the Company, (2) the final day of the Marketing Period or (3) the date immediately preceding the Outside Date if all the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); or (ii) on such other date, time or place as agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) The term “Marketing Period” means the first period of 20 consecutive days after the date hereof throughout which: (i) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 5.14(b) in connection with any portion of the Financing to be consummated on the Closing Date; provided, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless the Company has not completed delivery of the Required Financial Information and, within two Business Days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered) and (ii) the conditions set forth in Section 6.1 and Section 6.3 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing); provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 20-consecutive-day period, (A) the Company’s auditor shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Company SEC Documents, (B) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such 20-consecutive-day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20-consecutive-day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20-consecutive-day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20-consecutive-day period, (C) the Company shall have publicly announced any intention to restate any material financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required, or (D) the Company shall have been delinquent in filing any annual or quarterly reports, or Current Reports on Form 8-K under Items 1.03, 2.01, 2.03, 2.04, 3.01, 3.02, 3.03 and 5.02 that would have been required to be filed by it with the SEC, in which case the Marketing Period will not be deemed to commence until all such delinquent filings have been made; and provided further, that the Marketing Period shall end on any earlier date on which the entire Financing is consummated, regardless of whether the Marketing Period shall have been deemed to commence. For the avoidance of doubt, a timely filing by the Company of a Form 10-K/A for the purpose of filing the information that otherwise would be filed on Schedule 14A with respect to the Company’s annual meeting shall not be considered a delinquent filing.

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the rights, privileges, powers, franchises and all property, real, personal and mixed of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety in the form of the certificate of incorporation of Merger Sub (as it may be amended, modified or supplemented from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties in accordance with the provisions thereof and applicable Law), and, as so amended, shall be the certificate of incorporation of the Surviving Corporation.

(b) At the Effective Time, the bylaws of the Company shall be amended so as to read in their entirety in the form of the bylaws of Merger Sub (as they may be amended, modified or supplemented from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties in accordance with the provisions thereof and applicable Law), and, as so amended, shall be the bylaws of the Surviving Corporation.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.8 Treatment of Certain Indebtedness.

(a) At the Effective Time, Parent shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, the Outstanding Indebtedness (other than the Continuing Indebtedness), including, without limitation any accrued but unpaid interest, fees or premiums with respect thereto, by wire transfer of immediately available funds as directed by the holders or the agents or trustees of the holders of such Outstanding Indebtedness.

(b) In furtherance of Section 1.4, Parent acknowledges that, upon consummation of the Merger, certain subsidiaries of the Surviving Company may continue to be liable for, if the Company is able to obtain the consents of the lenders thereunder in connection with the transactions contemplated by this Agreement, on the Effective Time, the indebtedness and obligations under the Coface Agreement (if such consent is obtained, the “Continuing Indebtedness”).

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be canceled in accordance with Section 2.1(b) and (ii) any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive $60.70 in cash, without interest (the “Merger Consideration”).

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Dissenting Share shall, by virtue of the Merger and without any action on the part of the holder of the Dissenting Share, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 2.4.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares, or securities convertible into or exchangeable into or exercisable for Shares shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration and the Incentive Security Consideration shall be equitably adjusted, without duplication, to reflect such change.

Section 2.2 Exchange and Payment.

(a) Prior to the Effective Time, Parent shall enter into an agreement with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to distribute the Merger Consideration to which stockholders of the Company shall become entitled pursuant to this Article II. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to this Article II (such cash being hereinafter referred to as the “Payment Fund”), less any Merger Consideration paid directly to any record holder of Shares pursuant to any agreement between such holder, Parent and the Company providing for such payment and the surrender of such holder’s Shares. The Payment Fund shall not be used for any purpose other than to fund payments of the Merger Consideration due pursuant to this Article II, except as expressly provided in this Agreement. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with this Agreement.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate or certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares or (ii) uncertificated Shares represented by book-entry (“Book-Entry Shares”) which, in each case, were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1, (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) which letter shall be prepared by Parent prior to the Effective Time with the consent and approval (not to be unreasonably withheld) of the Company and (B) instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to this Article II. Upon surrender of a Certificate or Book Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate or Book-Entry Share. In the event that the Merger Consideration is to be paid to a Person other than the Person in whose name any Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares without any interest thereon.

(c) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article II, subject to applicable Law in the case of Dissenting Shares.

(d) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.3), Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Unless the parties hereto agree otherwise with the Paying Agent, any interest and other income resulting from such investments shall be payable to the Surviving Corporation.

(e) At any time following the date that is six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto, subject to the last sentence of Section 2.2(d)) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.3 Withholding Rights. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration at the Effective Time in accordance with Section 2.1(a), unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect such appraisal right in accordance with the DGCL or withdraws or otherwise loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.1(a). The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and, prior to the Effective Time, Parent shall have the reasonable right to participate in, and after the Effective Time, Parent shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent or as required under the DGCL, make any payment with respect to any demands for appraisal, or settle or offer to settle, any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company SEC Documents or Furnished Reports (each as defined in Section 3.5) filed with the Securities and Exchange Commission (the “SEC”) prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor sections of any Company SEC Documents or in any other disclosures in the Company SEC Documents to the extent they are cautionary, predictive or forward-looking in nature; provided, that any matter set forth in the Company SEC Documents shall be deemed to qualify any representation or warranty in this Article III to the extent that the manner in which it would qualify a representation or warranty is reasonably apparent) or (ii) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly formed, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its formation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to be so formed, existing and in good standing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) The Company has previously made available in the Data Room a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company has made available in the Data Room true and complete copies of each of the Company’s Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws in any material respect.

(c) With respect to Subsidiaries of the Company that are not Significant Subsidiaries, (i) the aggregate assets of such Subsidiaries as at December 31, 2010 do not exceed $85,000,000 and (ii) revenues for the fiscal year ended December 31, 2010 do not exceed $55,000,000.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 64,000,000 Shares and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of December 31, 2010, (A) 21,834,787 Shares (including the RSA’s set forth in clause (E), below) were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (B) no Shares were held in treasury, (C) no shares of Preferred Stock were outstanding, (D) an aggregate of 1,254,450 Shares were reserved for issuance pursuant to options (each, a “Company Stock Option”) to purchase Shares granted under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”), (E) 78,326 Shares were subject to unvested restricted stock awards granted pursuant to the 2006 Plan (each such award, an “RSA”), (F) 23,500 Shares were subject to grants of restricted stock units (each such grant, an “RSU”) under the 2006 Stock Plan, (G) assuming total equity value of the Company is equal to the aggregate Merger Consideration, approximately 60,818 Shares were issuable upon exchange of 300,000 Hughes Network Systems, LLC (“HNS”) bonus units issued pursuant to the Amended and Restated HNS Bonus Unit Plan (each such bonus unit, an “HNS Bonus Unit”, and such plan, the “HNS Bonus Unit Plan”) and (H) assuming total equity value of the Company is equal to the aggregate Merger Consideration, approximately 695,176 Shares were issuable upon exchange of 3,280 class B units of HNS issued pursuant to restricted unit purchase agreements between HNS and each of the holders thereof (each such class B unit, an “HNS Class B Unit”). An annotated spreadsheet reflecting the method of calculation of the number of Shares for which HNS Bonus Units and HNS Class B Units are exchangeable pursuant to their terms has been provided in the Data Room.

(b) The issued and outstanding equity of HNS as of December 31, 2010 consisted of (i) 95,000 class A units and (ii) 3,280 class B units. There was no equity of HNS subject to or otherwise deliverable in connection with outstanding equity based awards as of December 31, 2010. Each of the outstanding equity securities of HNS is duly authorized, validly issued, fully paid and nonassessable, and except for 3,280 HNS Class B Units, which will be exchanged for Shares immediately prior to the Effective Time, are owned by the Company free and clear of all liens, security interests, claims, pledges, agreements (other than licenses), limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, other than Permitted Liens.

(c) All the outstanding equity of each of the Company’s Significant Subsidiaries other than HNS is duly authorized, validly issued, fully paid and nonassessable and is owned by the Company free and clear of all Liens of any nature whatsoever, other than Permitted Liens. Section 3.2(c) of the Company Disclosure Letter sets forth (i) a true and complete list of each Significant Subsidiary of the Company (other than HNS) and the type, class and number of all issued and outstanding securities evidencing ownership therein and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than (w) securities issued by Hughes Systique Corporation, (x) securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company (y) securities with a fair market value as of the date hereof of less than $5 million individually, or $20 million in the aggregate. The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in connection with any of the transactions contemplated by this Agreement

(d) Except as set forth above in this Section 3.2 or in Section 3.2(c) or Section 3.2(d) of the Company Disclosure Letter, as of the date of this Agreement, there are no (i) outstanding equity or other voting securities of the Company or any of its Significant Subsidiaries, (ii) outstanding securities issued by the Company or any of its Significant Subsidiaries convertible into or exchangeable for equity or voting securities of such entities, (iii) outstanding obligations of the Company or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any equity or voting securities or securities convertible into or exchangeable for equity or voting securities of such entities or (iv) other options, calls, warrants, preemptive rights, conversion rights, stock appreciation rights, redemption rights, or other rights, agreements, arrangements or commitments of any character that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire or otherwise relate to, any issued or unissued securities of the Company or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the 2006 Plan, the HNS Bonus Unit Plan (collectively, the “Company Stock Plans”) or in exchange for HNS Class B Units, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, each Company Stock Option (A) was granted in compliance in all respects with all applicable Laws and consistent in all respects with the terms and conditions of the 2006 Plan, pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share at the close of business on the date of such grant, (C) has a grant date identical to the date on which the Company Board, compensation committee or chief executive officer actually awarded such Company Stock Option pursuant to the resolution or, in the case of any award by the chief executive officer, under authority properly delegated by the Company Board or compensation committee, as applicable, authorizing such award and (D) is reasonably expected to qualify for the tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company’s financial statements, respectively.

Section 3.3 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares at a meeting of stockholders of the Company called for that purpose or by written consent of stockholders in lieu of meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval and to the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the board of directors of the Company (the “Company Board”) has, by unanimous approval of those directors present at a meeting properly called for such purposes, (A) determined that the Merger is fair to, and in the best interest of, the Company and its stockholders, approved the Merger and the other transactions contemplated hereby and approved and declared advisable this Agreement and, subject to Section 5.2, has resolved to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby and (B) directed that this Agreement be submitted to the holders of Shares for their adoption. The Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby. The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Significant Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation or default that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Section 3.4(a) of the Company Disclosure Letter sets forth a correct and complete list of any Material Contracts pursuant to which consents or waivers are required in order to complete the transactions contemplated by this Agreement without termination, amendment or modification of or loss of any material right or benefit under such Material Contract (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above), except for consents or waivers the failure to obtain would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 3.4(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body, whether domestic, foreign, or international (each, a “Governmental Entity”), except for (i) such filings as required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and under state securities and “blue sky” laws, (ii) the filings required under the HSR Act, and any filings required under the applicable requirements of antitrust or other competition Laws of jurisdictions other than the United States or investment Laws relating to foreign ownership (“Foreign Antitrust Laws”), (iii) such filings with and consents of the Federal Communications Commission or any bureau or subdivision thereof competent to issue such consents (collectively, the “FCC”) (including any related agreements with the United States Department of Justice, the United States Department of Homeland Security, or the Federal Bureau of Investigation (collectively, “Security Agencies”) regarding national security, law enforcement, defense or public safety issues required in connection with such FCC consents) (collectively, “FCC Consents”) and any filings or other consents that may be required under the applicable requirements of Communications Laws of jurisdictions other than the United States (including any notifications or other filings that do not require consent), (iv) such filings as necessary to comply with the applicable requirements of the NASDAQ Global Select Market (the “NASDAQ”), (v) the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL, (vi) such filings with and consents related to Export Control Laws administered by DDTC, BIS and OFAC and (vii) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2009 (all such forms, reports, statements, certificates and other documents filed, since January 1, 2009 and prior to the date hereof, collectively, the “Company SEC Documents”), and the Company has furnished all reports and other documents (including all exhibits, amendments and supplements thereto) required to be furnished by it with the

SEC since January 1, 2009 (all such reports and other documents furnished, since January 1, 2009 and prior to the date hereof, collectively, the “Furnished Reports”),. As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a subsequently filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and any Company SEC Documents filed with to the SEC subsequent to the date of this Agreement, as of the date filed, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents or Furnished Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Documents. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness or manner of filing of the certifications required by the Sarbanes-Oxley Act and made by its principal executive officer and principal financial officer.

(b) Each of the audited consolidated financial statements included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) have been prepared, or in the case of Company SEC Documents filed after the date of this Agreement, will be prepared, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, or in the case of Company SEC Documents filed after the date of this Agreement, will fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of operations, changes in equity and cash flows. Each of the unaudited condensed consolidated financial statements included in or incorporated by reference into the Company SEC Documents (including any related notes) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present, or in the case of Company SEC Documents filed after the date of this Agreement, will fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations, changes in equity and cash flows for the periods indicated (subject to notes and normal period-end adjustments that will not be material in amount or effect).

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(d) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant roles in the Company’s internal controls over financial reporting. The Company has made available in the Data Room (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee from January 1, 2009 to the date hereof and (ii) any material communication from January 1, 2009 to the date hereof made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. The audit committee of the Company Board has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3. To the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules. To the knowledge of the Company as of the date hereof, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

(e) From January 1, 2009 to the date hereof, neither the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, which asserts that the Company has engaged in questionable accounting or auditing practices.

(f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. Neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any “extensions of credit” to directors or executive officers prohibited by Section 402 of the Sarbanes-Oxley Act as applicable to the Company.

Section 3.6 Absence of Certain Changes or Events. From January 1, 2010 to the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or change that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect and there has not been:

(a) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(c) from September 30, 2010 to the date hereof, any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(d) any material increase in the compensation payable or to become payable to its officers or employees (except for bonus and retention payments set forth in Section 3.6(d) of the Company Disclosure Letter and increases in the ordinary course of business and consistent with past practice); or

(e) any agreement to do any of the foregoing.

Section 3.7 Absence of Litigation and Liabilities. Except as set forth on Schedule 3.7 of the Company Disclosure Letter, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, as of the date hereof, (a) there is no civil, criminal, or administrative suit, claim, action, proceeding, arbitration, mediation, hearings or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are a party to or subject to the provisions of any judgment, order, injunction, rule, writ, award or decree of any Governmental Entity.

Section 3.8 Compliance with Laws; Permits.

(a) From January 1, 2008 to the date hereof, the businesses of the Company and each of its Subsidiaries have been conducted and are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to lawfully own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. All Permits are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had or reasonably would not be expected to have a Material Adverse Effect. For purposes of clarity, as used in this Agreement, the term “Permits” shall not include the Communications Licenses or Export Licenses.

(b) Except as set forth in Section 3.8(b) of the Company Disclosure Letter, as of the date hereof, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, the Company has not received any notice or confirmation of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

Section 3.9 Benefit Plans.

(a) The Company has made available in the Data Room a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all material stock purchase, stock option, severance, retention, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), under which of the Company’s or its Subsidiaries’ employees, former employees, directors or former directors have any present or future right to benefits or compensation (all such plans, agreements, programs, policies and arrangements, collectively, the “Company Plans”); which shall exclude any Company Plans prescribed by Law on or after January 1, 2010. With respect to each Company Plan, the Company has made available in the Data Room a true and complete copy thereof and, to the extent applicable (i) any related trust agreement or other funding instrument and insurance contracts, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and other equivalent written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan currently in effect and (iv) if applicable, for the two most recent years, (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorneys’ responses to auditors’ written requests for information.

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Letter, from January 1, 2010 to the date of this Agreement, there has not been any establishment, adoption, entry into or amendment of any Company Plan, except to the extent required by applicable law.

(c) With respect to the Company Plans, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.9(c) would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect:

(i) No prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made and have been properly accrued and reflected in the audited financial statements.

(ii) Each Company Plan and Foreign Company Plan has been established and administered in accordance with its terms and is in compliance with ERISA, the Code and other applicable Laws, to the extent applicable, and each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement, and to the knowledge of the Company, nothing has occurred from the date of such letter to the date hereof that would reasonably be expected to cause the loss of such qualified status of such Company Plan.

(iii) There is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits).

(iv) None of the Company, any of its Subsidiaries or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code maintains or contributes to or has within the past six years maintained or contributed to an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Subtitles C or D of Title IV of ERISA.

(v) No Company Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(vi) The Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of tax deduction, as a result of such administration and operation.

(vii) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company Plan or collective bargaining agreement.

(viii) None of the execution of this Agreement, stockholder approval of this Agreement or the consummation of the transactions contemplated hereby will (i) result in payments under any of the Company Plans which would not be deductible under Section 280G of the Code (other than with respect to the named executive officers and after giving effect to any cutback) or (ii) result in any breach, other violation of or under any collective bargaining agreement, employment agreement, or any other labor-related agreement concerning the employees to which any of the Company and its Subsidiaries is a party or by which it is bound. No Company Plan or other agreement provides any person with any gross up payments to cover amounts subject to excise or additional taxes imposed under Sections 409A or 4999 of the Code.

(ix) The Company has made available in the Data Room true and complete copies of each Company Plan that is subject to the Laws of a jurisdiction outside of the United States, other than such Company Plans that are prescribed by Law (a “Foreign Company Plan”). Each Foreign Company Plan which, under the Laws of any jurisdiction outside of the United States, is required to be registered or approved by any Governmental Entity, has been so registered and approved and has been maintained in good standing with applicable Governmental Entities, and if intended to qualify for special tax treatment, meets all requirements for such treatment.

(d) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.9 are the only representations and warranties in this Agreement with respect to Company Plans and Company compliance, in respect of Company Plans, with ERISA, the Code and such other Laws applicable to Company Plans.

Section 3.10 Labor Matters.

(a) Except as set forth in Section 3.10 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Significant Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union or labor organization (each, a “Company Labor Agreement”). There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, as of the date hereof, except such labor disputes, strikes, work stoppages or lockouts as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Company Labor Agreements. The Company and its Subsidiaries have complied in all material respects with the reporting requirements of the Labor Management Reporting and Disclosure Act.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.10 are the only representations and warranties in this Agreement with respect to (i) the Company’s or its Subsidiaries’ arrangements with any labor union or labor organization or (ii) labor disputes, strikes, work stoppages or lockouts related to Company employees.

Section 3.11 Environmental Matters.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect and except as set forth in Section 3.11 of the Company Disclosure Letter, the Company and each of its Subsidiaries have been in compliance with all applicable Environmental Laws, and have obtained all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate.

(b) The Company has not released Materials of Environmental Concern at any property currently or formerly owned or operated by the Company or any of its Subsidiaries or at any third party property, except under circumstances that are not reasonably likely to result in liability to the Company or any of its Subsidiaries under any applicable Environmental Law, and except such releases as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries has received any unresolved written claim, complaint, notice of violation or request for information, or is presently subject to any proceeding, relating to alleged noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing, except for such claims, complaints, notices, requests, proceedings or other liabilities as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(d) The Company has disclosed and made available in the Data Room to Parent copies of all material environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to the Company, its Subsidiaries or their current or former properties or operations.

(e) Neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity that provides indemnity to any third party relating to liability under any Environmental Law or relating to any Materials of Environmental Concern, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(f) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.11 are the only representations and warranties in this Agreement with respect to Environmental Laws or Environmental Permits.

(g) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” means all foreign, federal, state, or local statutes, regulations, ordinances, codes, decrees or common law in effect as of the date of this Agreement relating to the protection of the environment or public health and safety as it relates to any Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” means any chemical, hazardous substance, toxic substance, waste or emission, regulated under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act and including, without limitation, mold and noise.

Section 3.12 Taxes.

(a) all material Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were true and complete in all respects; as of the date hereof, no extension to file any Tax Return has been granted to or requested by the Company or any of its Subsidiaries; the Company and its Subsidiaries have timely paid or caused to be paid all material Taxes required to be paid; the Company and its Subsidiaries have made provision in accordance with GAAP for all material accrued Taxes;

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a list of all material tax indemnification agreements between the Company, or any of its Subsidiaries on the one hand, and any former significant stockholder of the Company on the other;

(c) except as set forth on Section 3.12(c) of the Company Disclosure Letter, and except for those for which the Company and its Subsidiaries are completely indemnified by a third party, no material audit or other proceeding by any Governmental Entity is pending, no Governmental Entity has given written notice of any intention to commence an audit or other proceeding, or assert any deficiency or claim for material additional Taxes from the Company or any of its Subsidiaries, and as of the date hereof, all previously asserted deficiencies for Taxes with respect to the business and assets of the Company and any of its Subsidiaries have been fully and timely paid or settled;

(d) the Company and its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding requirements in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third-party;

(e) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency;

(f) neither the Company nor any of its Subsidiaries has any liability for any material Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise;

(g) neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction as defined under Section 6011 of the Code; and

(h) neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the five year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(i) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Taxes” means (i) any and all federal, state, local, foreign and other net income, gross income, gross receipts, transaction, hotel occupancy, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, unclaimed property, remittance/escheat, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, or being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

Section 3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of each Material Contract, other than those Material Contracts included as an exhibit to any form, report, statement, certificate or other document filed with the SEC. Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, there is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or bound thereby and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or bound thereby or, to the knowledge of the Company as of the date hereof, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto as of the date hereof or, to the knowledge of the Company, any other party thereto.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, from January 1, 2008 to the date hereof, none of the Company or any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract, (ii) from January 1, 2008 to the date hereof, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract and (iii) from January 1, 2008 to the date hereof, none of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

(c) As used herein, “Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

Section 3.14 Real Properties; Assets.

(a) Except in any such case as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, with respect to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), (i) the Company or one of its Subsidiaries, as applicable, has good and valid title to the Owned Real Property, free and clear of any Lien, other than Permitted Liens and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(b) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, neither the Company nor any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to or a valid leasehold interest in all assets (other than Owned Real Property or Leased Real Property) free and clear of any Liens, other than Permitted Liens, reflected in the unaudited balance sheet of the Company at September 30, 2010 included in the Company SEC Documents as being owned or leased by the Company or one of its Subsidiaries or acquired after the date thereof, in each case, used in the business of the Company or any of its Subsidiaries on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (all such assets, “Business Assets”).

Section 3.15 Intellectual Property.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, Section 3.15(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a complete and accurate list of all registered or applied for Intellectual Property that is owned by the Company or any of its Subsidiaries and material to the conduct of the Company’s current business, indicating for each item the name of the owner, the registration or application number and the applicable filing jurisdiction (the

“Scheduled Intellectual Property”, and, together with all other Intellectual Property owned by the Company or any of its Subsidiaries that is material to the conduct of the Company’s current business, the “Company Intellectual Property”).

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, all the Scheduled Intellectual Property (excluding any pending applications) is subsisting and, to the knowledge of the Company, valid and enforceable. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, as of the date hereof, the Company and each of its Subsidiaries (i) owns, free and clear of all Liens except Permitted Liens and non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to the Company Intellectual Property and (ii) owns or possesses the right to use all the Intellectual Property used in or necessary for the conduct of their respective businesses as currently conducted. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has taken reasonable actions to protect and maintain the Company Intellectual Property and the operation, security and contents of its software, information technology systems and networks, and, from January 1, 2008 to the date hereof, to the knowledge of the Company, there has been no material violation of or unauthorized access to same.

(c) Except as set forth in Section 3.15(c) of the Company Disclosure Letter, to the knowledge of the Company, as of the date hereof, the Company’s and its Subsidiaries’ businesses as presently conducted do not infringe, misappropriate or otherwise violate the valid Intellectual Property rights of any Person, and no Person has asserted in writing to the Company or any of its Subsidiaries that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated its Intellectual Property rights, except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, as of the date hereof, there is no litigation, opposition, cancellation, proceeding or claim pending, so asserted in writing or, to the knowledge of the Company, threatened (including “cease and desist” letters or requests to take a patent license) against the Company or any of its Subsidiaries concerning (i) the ownership, validity, registrability, patentability or enforceability of the Company Intellectual Property, or (ii) the infringement or misappropriation by the Company or any of its Subsidiaries of any Intellectual Property of any Person. To the knowledge of the Company, no third party has infringed or misappropriated in any manner the Company Intellectual Property rights, except, in each case, as would not individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(d) Except as set forth in Section 3.15(d) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and the Patents included in the Company Intellectual Property are not) subject to, any standards organization or patent pool regarding licensing of the Patents included in the Company Intellectual Property, and or any open source or similar commitments or obligations, (ii) neither the Company nor any of its Subsidiaries is otherwise obligated to license or refrain from asserting the Patents included in the Company Intellectual Property and (iii) none of the Patents included in the Company Intellectual Property have been identified by the Company or its Subsidiaries as, or to the Company’s knowledge by any Person as, essential to such standards or organizations.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Letter, neither the Company nor its Subsidiaries distributes products produced by the Company or its Subsidiaries in their respective businesses (the “Products”) that incorporate software that is subject to the provision of any open source or other type of license agreement or distribution model that (i) requires the distribution or making available of the source code for the Products, (ii) prohibits or limits the Company or any of its Subsidiaries from charging a fee or receiving consideration in connection with licensing, sublicensing or distributing any Product, (iii) except as specifically permitted by law, grants any right to any Person (other than the Company and its Subsidiaries) or otherwise allows any such Person to decompile, disassemble or otherwise reverse-engineer any Product, or (iv) requires the licensing of any Product for the purpose of making derivative works (any such open source or other type of license agreement or distribution model described in clause (i), (ii), (iii) or (iv) above, a “Limited License”). By way of clarification, but not limitation, the term “Limited License” shall include: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), and (F) the Sun Industry Standards License (SISL). Neither the Company nor its Subsidiaries incorporates or distributes any Product that constitutes a derivative work of, dynamically link with or otherwise interact with any software subject to a Limited License.

(f) Except as, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect, the transaction contemplated by this Agreement will not impair the right, title or interest of the Company or any of its Subsidiaries in or to the Company Intellectual Property and all of the Company Intellectual Property will be owned or available for use by the Company and each of its Subsidiaries immediately after the Closing Date. Notwithstanding any other representations or warranties in this Agreement, the representations and warranties in this Section 3.15 are the only representations and warranties in this Agreement with respect to Intellectual Property owned or used by the Company or its Subsidiaries.

Section 3.16 Communications Matters.

(a) The Company and its Subsidiaries hold all the licenses, permits, authorizations, orders and approvals issued by a Governmental Entity under the Communications Laws necessary for the lawful conduct of the business in substantially the same manner as now conducted, except for any licenses, permits, authorizations, orders and approvals issued by a Governmental Entity under the Communications Laws, the absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect (collectively, “Communications Licenses”). Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all Communications Licenses.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, and except as set forth in Section 3.16(b) of the Company Disclosure Letter (i) each Communications License identified on Section 3.16(a) of the Company Disclosure Letter is in full force and effect; (ii) the Company and its Subsidiaries are operating or preparing to operate the facilities authorized by the Communications Licenses identified on Section 3.16(a) of the Company Disclosure Letter in accordance with their terms, and such operation is in compliance in all material respects with the Communications Laws; (iii) the Company and its Subsidiaries are in compliance with the Communications Laws in the United States and the United Kingdom; (iv) the satellite facilities for Spaceway 3 correspond to the FCC space station license for Call Sign S2663 have commenced operations, have had notice submitted to the ITU for inclusion of the satellite in the Master International Frequency Register, and none of them has been non-operational for more than ninety (90) days since commencement of operations; and the satellite facilities listed for Jupiter correspond to the FCC approval for the Letter of Intent in FCC File No. SAT-LOI-2009110-00119 for Call Sign S2753, and are being constructed in accordance with the milestone schedule prescribed by the FCC; and (v) to the knowledge of the Company, as of the date hereof no action or proceeding is pending or threatened before the FCC or any Governmental Entity, including the Office of Communications of the United Kingdom (“Ofcom”), the International Telecommunications Union (“ITU”) or any instrumentality thereof, to revoke, suspend, cancel, or refuse to renew or modify in all material respects, any of the Communications Licenses identified on Schedule 3.16(a) of the Company Disclosure Letter or any ITU registration.

Section 3.17 Company Satellites.

(a) The Company has previously made available information with respect to the orbital location, data transmission capabilities and the remaining useful life of Spaceway 3, which information is accurate in all material respects. No material anomalies or, to the knowledge of the Company, conditions that would reasonably be expected to result in material anomalies, have been observed on Spaceway 3 since its launch. The Company has made available a copy of the Spaceway F3 Operations and Maintenance Monthly Status Report dated December 2010.

(b) Section 3.17(b) of the Company Disclosure Letter contains a summary, by orbital location, of the status of frequency registration at the ITU, of Spaceway 3 and each advanced published satellite filed on behalf of the Company, including the identity of the sponsoring administration and the frequency bands covered. Except as set forth in Section 3.17(b) of the Company Disclosure Letter, as of the date hereof, the Company has no knowledge of any material claim(s) with respect to its use of the frequency assignment(s) described in its ITU filings at any such orbital location(s).

(c) Section 3.17(c) of the Company Disclosure Letter contains a summary, to the knowledge of the Company, of prejudicial interferences by orbital location since August 14, 2007. To the Company’s knowledge, any interference events that occurred prior to August 14, 2007 are not prejudicial in any material respect, as of the date hereof, it being understood, however, that interference from third party transmissions may occur at any time and are beyond the control of the Company.

(d) The Company’s existing and planned satellite networks operate or are licensed to operate at two orbital slots and frequency bands, as follows: (A) Spaceway 3 operates in the Ka-band at 95 degrees W.L.; and (B) Jupiter is licensed to operate in the Ka-band at 107 degrees W.L. (the payloads of such networks are referred to herein as the “Company’s Existing and Planned Networks”). The Company’s Existing and Planned Networks have been coordinated in all material respects in accordance with the ITU Radio Regulations and applicable Laws and regulations. To the knowledge of the Company, no circumstance exists that would cause the Existing and Planned Networks not to become recorded in the ITU Master International Frequency Register in the ordinary course. To the knowledge of the Company, as of the date hereof, there are no pending requests for coordination that could reasonably be expected to have a material adverse impact on the operation of the Company’s Existing and Planned Networks (including availability of radio-frequency spectrum or operational power levels).

(e) As of the date hereof, the Throughput Capacity of Spaceway 3 is approximately 10 gigabits per second, depending on ground conditions.

Section 3.18 Coordination Agreements. As of the date of this Agreement, to the knowledge of the Company, there are no pending claim(s) with respect to the Company’s use of the frequency and orbital location assignment(s) described in any Coordination Agreement that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect other than any such claim(s) that are resolved by operation of the relevant Coordination Agreement. As of the date of this Agreement, to the knowledge of the Company, there are no pending material claim(s) with respect to the Company’s use of the frequency and orbital location assignment(s) described in any Concession Agreement that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect, other than any such claim(s) as are resolved by operation of the relevant Coordination Agreement. “Coordination Agreement” means any satellite intersystem coordination agreement entered into by any ITU sponsoring administration related to the Company Satellites. “Concession Agreement” means any concession agreement that the Company and its Subsidiaries have entered into, as of the date hereof, with the ITU sponsoring administrations that permit the Company to operate certain Company Satellites pursuant to ITU filings of such administrations.

Section 3.19 Company Earth Stations. Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the material improvements to each Company Earth Station and all material items of equipment used in connection therewith are (a) in good operating condition and repair and are suitable for their intended purposes, subject to normal wear and tear. To the knowledge of the Company, as of the date hereof, no other radio communications facility is causing interference to the transmissions from or the receipt of signals by any Company Satellite or Company Earth Station, except for any instances of interference that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. “Company Earth Station” means any material Tracking, Telemetry, Command and Monitoring and transmitting and/or receiving teleport earth station facility located on real property that is either owned in fee or leased by the Company or its Subsidiaries, except for earth stations facilities (i) hosted by the Company for third parties and (ii) for which the Company is not liable for instances of interference.

Section 3.20 Export Control Matters.

(a) Except as set forth in Section 3.20(a) of the Company Disclosure Letter, as of the date hereof, the Company is in compliance in all material respects with all U.S. government export control requirements and has obtained all licenses, permits, authorizations, orders and approvals issued by a Governmental Entity under the Export Control Laws, necessary for the lawful conduct of the business in substantially the same manner as now conducted, except for any licenses, permits, authorizations, orders and approvals issued by a Governmental Entity under the Export Control Laws, the absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect (collectively, “Export Licenses”).

(b) Section 3.20(b) of the Company Disclosure Letter sets forth a true and complete list of all Export Licenses. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (i) each Export License identified on Section 3.20(b) of the Company Disclosure Letter is in full force and effect as of the date hereof; and (ii) to the knowledge of the Company, no action or proceeding is pending or threatened before any Governmental Entity, including without limitation the DDTC, BIS, OFAC or any instrumentality thereof, to revoke, suspend, cancel, or refuse to renew or modify any of the Export Licenses identified on Section 3.20(b) of the Company Disclosure Letter.

Section 3.21 Takeover Statutes. To the knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Charter or Company Bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

Section 3.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A true and correct copy of the engagement letter between the Company or a Subsidiary of the Company, as applicable, and Barclays Capital Inc. with respect to the transactions contemplated by this Agreement has been provided to Parent prior to the date hereof.

Section 3.23 Opinion of Financial Advisor. Barclays Capital Inc. has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, and subject to the qualifications and limitations contained therein, as of the date of such opinion, from a financial point of view, the Merger Consideration to be offered to the holders (other than Parent or its Subsidiaries) of Shares in the Merger is fair to such holders. It is understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

Section 3.24 Subscriber and Customer Information; Retailer Commissions.

(a) The aggregate number of consumer/small to medium enterprise (“SME”) subscribers, as of December 31, 2010, has been made available in the Data Room.

(b) The quarterly average total revenue per consumer subscriber of the consumer segment for the twelve month period ended December 31, 2010 has been made available in the Data Room.

(c) The consumer subscriber/SME quarterly churn rate for the consumer segment for the twelve-month period ended December 31, 2010 has been made available in the Data Room.

(d) The quarterly Subscriber Acquisition Costs for the consumer segment for the twelve-month period ended December 31, 2010 have been made available in the Data Room.

(e) The list of domestic enterprise customers who account for (a) greater than five percent and (b) greater than 10 percent, of the total revenues of the North America broadband segment for the fiscal year ended December 31, 2010 has been made available in the Data Room.

(f) The list of international enterprise customers who account for (a) greater than five percent and (b) greater than 10 percent, of the total revenues of the international broadband segment for the fiscal year ended December 31, 2010 has been made available in the Data Room.

(g) The Company has made available in the Data Room lists of domestic telecom systems customers who account for (a) greater than five percent and (b) greater than 10 percent, of the total revenues of the telecom systems segment, collectively, for the fiscal year ended December 31, 2010.

(h) The Company has made available in the Data Room a sample of the form agreement used as of the date of this Agreement relating to the commissions paid and other incentives to retail distributors of equipment used by consumers to receive services provided pursuant to the Consumer Segment, which form is true and complete in all material respects. The arrangements with respect to commissions paid and other incentives to retail distributors of equipment used by consumers to receive services provided pursuant to the Consumer Segment do not differ for any such retail distributor except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.25 Transactions with Affiliates

Except as set forth in Section 3.25 of the Company Disclosure Letter, except for transactions expressly contemplated by this Agreement, except for (i) transactions with any Apollo Portfolio Company in the ordinary course of business or with any Apollo Portfolio Company conducted on an arms-length basis, and (ii) except for management compensatory arrangements, awards or agreements that are expected to be disclosed under Item 402 of Regulation S-K to the Securities Act in connection with the Company’s proxy statement or Form 10-K/A for the year ended December 31, 2010, there have not been since January 1, 2010 any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K of the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date hereof.

Section 3.26 No Other Representations or Warranties

Except as and to the limited extent expressly set forth in this Article III, none of the Company, any of its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at law, in equity or otherwise, with respect to the Company or any of its Subsidiaries or otherwise, and whether express or implied at law, in equity or otherwise, in respect of this Agreement or the transactions contemplated hereby, or in respect of any other matter whatsoever.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to be so organized, existing and good standing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

(b) Parent has previously furnished to the Company a true and complete copy of the certificate of incorporation and bylaws of each of Parent and Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws in any material respect.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities and “blue sky” Laws, (ii) the filings required under the HSR Act and any filings required under Foreign Antitrust Laws, (iii) FCC Consents and any filings or other consents that may be required under the applicable requirements of Communications Laws of jurisdictions other than the United States (including any notifications or other filings that do not require consent) (iv) such filings as necessary to comply with the applicable requirements of the NASDAQ, (v) the filing with the Delaware

Secretary of State of the Certificate of Merger as required by the DGCL and (vi) any other such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Adverse Material Effect.

Section 4.4 Absence of Litigation. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) none of Parent or any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.5 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 4.6 Financing.

(a) Assuming the accuracy of the representations and warranties made by the Company in Article III (to the extent that the conditions to Closing set forth in Article VI of this Agreement have been satisfied) and performance by the Company in all material respects of the obligations required to be performed by it under this Agreement, Parent and Satellite Services will have at the Effective Time access to sufficient funds to consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth herein (the “Financing”).

(b) Parent has delivered to the Company true and complete copies of all (i) commitment letters, pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to contribute, lend or otherwise provide to Parent, Satellite Services or Merger Sub the amounts required for the Financing (the “Financing Letters”) as in effect as of the date hereof, and (ii) fee letters with respect to the Financing (the “Fee Letters”).

(c) Other than as set forth in or contemplated by the Financing Letters, there are no conditions precedent to the funding of the Financing. Except as set forth on Schedule 4.6(c) of the Parent Disclosure Letter (the “Specified Documents”) and except with respect to the Financing Letters and the Fee Letters (copies of all of which have been delivered to the Company on or prior to the date hereof (other than the Specified Documents, economic terms, fee and other information, none of which relate to conditions precedent to the funding of the Financing)), there are no side letters or other Contracts related to the Financing as of the date hereof. Prior to the date hereof, none of the Financing Letters, Fee Letters, the Specified Documents and the engagement letter have been amended or modified and the respective commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect.

(d) As of the date hereof, the Financing Letters are in full force and effect and are the valid, binding and enforceable obligations of Satellite Services and Parent and, to the knowledge of Parent, the other parties thereto. Assuming the accuracy of the representations and warranties made by the Company in Article III, as of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Parent or Satellite Services under the Financing Letters. Assuming the accuracy of the representations and warranties made by the Company in Article III (to the extent that the conditions to Closing set forth in Article VI of this Agreement have been satisfied) and performance by the Company in all material respects of the obligations required to be performed by it under this Agreement, as of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letters will not be satisfied.

Section 4.7 Qualifications to Hold Company’s Communications Licenses. Each of Parent and Merger Sub is legally, financially and otherwise qualified under the Communications Laws to hold a controlling ownership interest in the Company as contemplated by this Agreement and to perform its obligations hereunder. Except as set forth in Section 4.7 of the Parent Disclosure Letter, to the knowledge of each of Parent and Merger Sub, no fact or circumstance exists (including with respect to their Affiliates) that (a) would reasonably be expected to prevent or delay, in any material respect, (i) the receipt of the FCC Consents or (ii) any other Governmental Entity from granting its consent or approval to the transactions contemplated hereby (if any such consent or approval is required under the Communications Laws) or (b) would cause the FCC or other Governmental Entity acting pursuant to the Communications Laws to impose a condition or conditions that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or a Parent Material Adverse Effect.

Section 4.8 Antitrust Approval. Except as set forth in Section 4.8 of the Parent Disclosure Letter, as of the date hereof, no fact or circumstance exists, including any possible other transaction pending or under consideration by Parent, Merger Sub or any of their Affiliates, that (a) would reasonably be expected to prevent or delay, in any material respect, (i) the filings or approvals required under the HSR Act or (ii) any filings or approvals required under the Foreign Antitrust Laws or (b) would cause a Governmental Entity acting pursuant to the HSR Act or Foreign Antitrust Laws to seek to prohibit or materially delay consummation or impose a condition or conditions that, individually or in the aggregate, would have a Material Adverse Effect or a Parent Material Adverse Effect.

Section 4.9 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.10 Ownership of Shares. Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 4.11 No Other Representations or Warranties; Access to Information.

(a) Except as and to the limited extent expressly set forth in this Article III, none of the Company, any of its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at law, in equity or otherwise, with respect to the Company or any of its Subsidiaries or otherwise, and whether express or implied at law, in equity or otherwise, in respect of this Agreement or the transactions contemplated hereby, or in respect of any other matter whatsoever.

(b) Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company and (b) has had access to the books and records of the Company and the Data Room.

(c) Parent (i) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act; (ii) has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company’s stage of development so as to be able to evaluate the risks and merits of its investment in the Company and the risks thereof; and (iii) is acquiring the Shares for its own account for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act.

Section 4.12 Brokers. No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as otherwise contemplated by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as compelled by applicable Law or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course of business, to preserve intact its business organization and to preserve its present relationships with customers, suppliers, distributors, creditors, lessors, employees, business associates and other Persons with which it has material business relations and keep available the services of its and its Subsidiaries’ present employees and agents; provided, that, (1) after having used such commercially reasonable efforts, if any, as the Company believes are appropriate under the circumstances, the termination of any such relationship with the Company and/or its Subsidiaries voluntarily by the customers, suppliers, distributors, creditors, lessors, employees, business associates and other Persons shall not be deemed to constitute a breach of this Section 5.1(a) and (2) except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, a termination of any such relationship with the Company and/or its Subsidiaries in the ordinary course, for cause or as is otherwise determined in good faith to be in the best interests of the Company and its Subsidiaries, shall not be deemed to constitute a breach of this Section 5.1(a).

(b) Between the date of this Agreement and the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as compelled by applicable Law, (iv) to the extent any such restriction would not be permissible under applicable Law or (v) if Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), neither the Company nor any of its Subsidiaries shall:

(i) amend, supplement or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii) issue, deliver, sell, pledge, dispose of, grant, transfer, lease, license, encumber, authorize the issuance, sale, pledge, disposition, grant or transfer of any shares of capital stock, or grant to any Person, other than the Company or any Subsidiary of the Company, any right to acquire any shares of its capital stock or securities convertible or exchangeable into or exercisable for any such shares of capital stock except pursuant to the exercise of Company Stock Options or settlement of other Incentive Equity Securities outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries) or enter into any agreement for the voting of its capital stock;

(iv) adjust, split, combine, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or securities convertible or exchangeable into or exercisable for any such shares of capital stock of the Company (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or settlement of other Incentive Equity Securities outstanding as of the date hereof), or reclassify, combine, split, subdivide or otherwise amend or supplement the terms of its capital stock;

(v)(A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which individually or in the aggregate have a value or purchase price in excess of $10 million, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts or (B) sell, transfer, lease, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise), or allow the expiration or lapse of, any corporation, partnership or other business organization or division thereof or any assets (including any Scheduled Intellectual Property), in each case, which individually or in the aggregate have a fair market value in excess of $10 million, to any Person, other than the Company or any Subsidiary of the Company, other than licenses, sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts, pursuant to research or development agreements with customers or through the provision of services to customers in the ordinary course of business; provided, however, that in the case of any such transaction with an Affiliate, the dollar amounts set forth in this Section 5.1(b)(v) shall be deemed to be $100,000 individually or $1 million in the aggregate, other than any transaction with an Affiliate for which the Company does not have an existing contractual relationship or for which the transaction would not be materially similar in nature or scope to such an existing contractual relationship, in which case the amounts set forth in this Section 5.1(b)(v) shall be deemed to be $0, in either case unless the Company or any of its Subsidiaries, as applicable, shall have obtained the prior written consent of Parent, which Parent may give in its sole discretion; provided further, however, that the preceding proviso shall not apply to transactions with any Apollo Portfolio Company in the ordinary course of business or with any Apollo Portfolio Company conducted on an arms-length basis; provided still further, however, that this clause 5.1(b)(v) shall not apply to purchase orders issued by HNS to Hughes Systique Corporation that do not exceed $980,000 per month;

(vi) acquire or agree to acquire any satellite or other spacecraft which the Company has not, on the date of this Agreement, previously agreed in writing to acquire;

(vii) grant any waiver of any Satellite Performance Specification on Jupiter which materially increases, or is reasonably anticipated to materially increase, the cost of the construction or launch of Jupiter;

(viii) (A) make any loans, advances, guarantees or capital contributions to, or investments in, any other Person (other than a direct or indirect Subsidiary of the Company) other than in the ordinary course of business consistent with past practice, (B) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person or issue any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries other than borrowings made in the ordinary course under: (1) the Continuing Indebtedness or (2) any credit facilities of the Company or any of its Subsidiaries as of the date of this Agreement or renewals thereof or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than, with the prior written consent of Parent, a guaranty by the Company on behalf of its Subsidiaries);

(ix) except to the extent required by applicable Law (including Section 409(A) of the Code), to satisfy any contractual arrangement in effect as of the date hereof, as contemplated by Article II or Section 5.7, or as set forth in Section 5.1 of the Company Disclosure Letter, (A) terminate, enter into, amend or renew (or communicate any intention to take such action) any Company Plan, other than amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in materially increased administrative costs, (B) make any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, (C) grant any salary or wage increase, other than (1) with respect to fiscal year 2011, to increase salary and wages for employees by no more than 3.5% on average or, (2) thereafter, in the ordinary course of business, consistent with past practice, (D) pay any bonus or incentive compensation in excess of the amount earned based on actual performance, (E) grant any new award, amend the terms of outstanding awards or change the compensation opportunity under any Company Plan, (F) change any assumptions used to calculate funding or contributions obligations under any Company Plan, other than as required by GAAP or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(x) except as set forth in the 2011 Operating Plan as previously provided to Parent and consistent therewith, make or authorize any capital expenditures that are not in the ordinary course or which are in excess of $10 million in the aggregate during any 12 month period;

(xi) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract (other than Contracts described in clause (i) or (iii) of the definition of “Material Contract”) had it been entered into prior to this Agreement;

(xii) except in the ordinary course of business consistent with past practice, settle any litigation or other proceedings before a Governmental Entity for an amount in excess of $10 million or any obligation or liability of the Company in excess of such amount;

(xiii) other than in the ordinary course of business consistent with past practice, amend, modify or terminate any Material Contract (other than Contracts described in clause (i) or (iii) of the definition of “Material Contract”), or cancel, modify or waive any material debts or claims held by it or waive any material rights having in each case a value in excess of $10 million;

(xiv) implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xv) except to the extent required by Law, (i) make or change any material Tax election, (ii) file any material amended Tax Return, enter into a closing agreement, settle or compromise any material Tax claim or assessment or (iii) surrender any right to claim a material refund of Taxes;

(xvi) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xvii) change the orbital location of or de-orbit any Company Satellite, except that a Company Satellite may be moved or de-orbited in the case of a commercial transaction (provided that such change does not otherwise cause a Material Adverse Effect;), urgent operational circumstances, such as necessitated by a major failure, a demand by a Governmental Entity requiring immediate action, or a similar requirement beyond the Company’s control;

(xviii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(xix) knowingly or intentionally take any action that would cause, or would reasonably be expected to cause, the Company to be in material violation of any of the terms of its material Communications Licenses (as used in the preceding clause, the term “knowing” means that such action was taken with the knowledge that such action would result in a breach of such covenant);

(xx) terminate any employees, other than any terminations in the ordinary course of business consistent with past practice for which the aggregate severance costs and expenses do not exceed $1 million;

(xxi) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied; or

(xxii) agree, authorize or commit to take any of the actions described in this Section 5.1(b).

(c) if a Material Satellite Event shall have occurred, then notwithstanding the terms of Section 5.1(a) and Section 5.1(b), the Company may take any actions to mitigate the effects of the Material Satellite Event as it reasonably believes are in the best interests of the Company (such steps, the “Mitigation Actions”) and the Company may deliver a written plan setting forth its plans with respect to such Mitigation Actions (the “Mitigation Plan”). Each Business Day from and after the Material Satellite Event until approval of the Mitigation Plan by Parent (if applicable), the Company shall provide to Parent a report showing the number of subscribers who have (1) called to complain about the lack of the services provided by the Company and/or its Subsidiaries (the “Company Service”) and (2) cancelled their Company Service. Notwithstanding anything to the contrary set forth herein, no Mitigation Actions shall be deemed to be a breach of this Agreement or shall be taken into account in determining whether a Material Adverse Effect shall have occurred.

Section 5.2 Acquisition Proposals.

(a) Except as otherwise expressly permitted by this Section 5.2, the Company agrees that none of it or any of its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by providing information) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) engage or participate in any discussions or negotiations (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with any Acquisition Proposals, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) approve, endorse or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal; provided, however, that any determination or action by the Company Board permitted under Section 5.2(b) or Section 5.2(d) or Section 7.1(c) shall not be deemed to be a breach of this Section 5.2(a). The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted prior to the date hereof with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the immediately preceding sentence of the obligations undertaken in this Section 5.2 and in the Confidentiality Agreement. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, in accordance therewith.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to, but not after, the Company Stockholder Approval is obtained, if the Company or any of its Representatives receives an Acquisition Proposal for more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company from any Person that did not result from a material breach of Section 5.2(a), the Company and its Representatives may contact such Person solely to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms not more favorable to such Person in any material respect than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal to the extent such Acquisition Proposal is made directly to the Company), (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and (iii) after having complied with Section 5.2(d), the Company Board or any committee thereof may authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (i), (ii) or (iii) above, the Company Board or any committee thereof determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (y) in each such case referred to in clause (i) or (ii) above, the Company Board or any committee thereof has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (z) in the case referred to in clause (iii) above, the Company Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (ii) any acquisition by any Person or group of Persons resulting in, or proposal or offer to acquire by tender offer, share exchange or in any other manner which if consummated would result in, any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (A) more than 15% of the Shares then outstanding or the total voting power of the equity securities of the Company or (B) assets constituting more than 15% of consolidated total assets, measured either by book value or fair market value (including, without limitation, equity securities of its Subsidiaries), of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means a bona fide Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%), other than an Acquisition Proposal solicited in violation of this Section 5.2, that the Company Board or any committee thereof has determined in its good faith judgment (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including the financing thereof) and the Person making the proposal, and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement.

(d) Except as set forth in this Section 5.2(d), Section 5.2(e) or Section 7.1(c)(ii), the Company Board and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, its recommendation of this Agreement and the Merger or approve or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (it being understood that the Company Board may take no position with respect to an Acquisition Proposal until the close of business as of the tenth Business Day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

(ii) except as permitted by Section 7.1(c)(ii) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 5.2(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement (including clauses (i) and (ii), above), prior to the time, but not after, the Company Stockholder Approval is obtained, the Company Board and any committee thereof may withhold, withdraw, qualify or modify its recommendation of this Agreement and the Merger or approve, recommend or otherwise declare advisable any Acquisition Proposal that the Company Board or any committee thereof determines in good faith is a Superior Proposal made after the date hereof that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if the Company Board or any committee thereof determines in good faith, after consultation with outside legal counsel, that failure to take such action is likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law (an “Adverse Recommendation Change”) and may also take action pursuant to Section 7.1(c)(ii); provided, however, that the

Company shall not effect an Adverse Recommendation Change in connection with a Superior Proposal or take any action pursuant to Section 7.1(c)(ii) with respect to a Superior Proposal unless the Company notifies Parent in writing at least three Business Days in advance, that it intends to effect an Adverse Recommendation Change in connection with a Superior Proposal or to take action pursuant to Section 7.1(c)(ii) with respect to a Superior Proposal; provided further, however, that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice to Parent of such modified Acquisition Proposal and shall again comply with this Section 5.2(d), except that the Company’s advance written notice obligation shall be reduced to two Business Days (rather than the three Business Days otherwise contemplated by this Section 5.2(d)), and the time the Company shall be permitted to effect an Adverse Recommendation Change in connection with a Superior Proposal or to take action pursuant to Section 7.1(c)(ii) with respect to a Superior Proposal shall be reduced to two Business Days after it has provided such written notice (rather than the three Business Days otherwise contemplated by this Section 5.2(d)) (but in no event prior to the original three Business Days advance notice period). In determining whether to make an Adverse Recommendation Change in response to a Superior Proposal or otherwise, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Notwithstanding anything to the contrary contained in the Confidentiality Agreement, Parent may propose changes to the terms of this Agreement in connection with this Section 5.2 without the written consent of the Company or the Company Board.

(e) Nothing contained in this Section 5.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal), unless in each case, in connection therewith, the Company Board (or any committee thereof) effects an Adverse Recommendation Change consistent with and subject to its obligations set forth in Section 5.2(d); provided further, however that if any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) does not reaffirm the Company Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change and Parent shall have the right to terminate this Agreement as set forth in Section 7.1(d)(ii).

(f) The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, of the status of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

Section 5.3 Stockholder Materials; Stockholders’ Written Consents; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance and approval (not to be unreasonably withheld, delayed or conditioned) of Parent, (i) in the event that the Stockholders’ Written Consents are delivered to the Company in accordance with Section 5.3(b), prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Merger and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”) or, (ii) in the event that the Stockholders’ Written Consents are not delivered to the Company in accordance with Section 5.3(b), prepare and file with the SEC a proxy statement in preliminary form relating to the Company Stockholders Meeting (as defined in Section 5.3(c)) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).

Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Information Statement or the Proxy Statement, as the case may be. The Company agrees, as to it and its Subsidiaries, that the Information Statement or the Proxy Statement, as the case may be, will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Information Statement or the Proxy Statement, as the case may be, and any request by the SEC for any amendment to such Information Statement or Proxy Statement or for additional information. The Company, Parent and Merger Sub shall use their commercially reasonable efforts to resolve all SEC comments as promptly as practicable after receipt thereof.

(b) As soon as practicable after any receipt of irrevocable consents in the form previously agreed upon by Parent and the Company and attached as Exhibit A hereto (the “Stockholders’ Written Consents”) necessary to secure the Company Stockholder Approval in lieu of calling a meeting of the Company’s stockholders, the Company will provide Parent with a facsimile copy of the Stockholders’ Written Consents, certified as true and complete by an executive officer of the Company. If such Stockholders’ Written Consents are not delivered to Parent within 48 hours after the execution of this Agreement, Parent shall have the right to terminate this Agreement as set forth in Section 7.1(d)(iii). In connection with the Stockholders’ Written Consents, the Company shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262, the Company Charter and the Company Bylaws, the Exchange Act, including Regulation 14C and Schedule 14C promulgated thereunder, and the rules and regulations of the NASDAQ. Promptly after the Information Statement has been cleared by the SEC or after 10 calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, the Company shall promptly file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and mail a copy of the Information Statement to the Company’s stockholders.

(c) In the event that the Stockholders’ Written Consents are not delivered to the Company in accordance with Section 5.3(b), subject to fiduciary obligations under applicable law, the Company, acting through the Company Board, shall (i) as promptly as practicable following the clearance of the Proxy Statement by the SEC, but in any event within the later of (x) 90 days after the date of this Agreement and (y) 25 Business Days following such clearance, take all action necessary to duly call, give notice of, convene and hold a meeting of stockholders of the Company for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) and (ii) include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the approval of this Agreement and the Merger.

Section 5.4 Certain Information.

(a) The Company agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Information Statement or the Proxy Statement, as the case may be, will, at the date it is first mailed to the stockholders of the Company and, if applicable, at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b) Parent and Merger Sub each agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Information Statement or the Proxy Statement, as the case may be, will, at the date it is first mailed to the stockholders of the Company and, if applicable, at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 5.5 Access to Information: Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries and its and their officers to, afford to Parent’s officers and other authorized Representatives reasonable access during normal business hours throughout the period prior to the Effective Time, consistent with applicable Law, to its and their officers, employees, properties, offices contracts, other facilities and books and records, and shall furnish Parent with all financial, operating and other data and information as Parent shall reasonably request; provided, that no investigation pursuant to this Section 5.5 shall affect or be deemed to modify any representation or warranty made by the Company herein. Notwithstanding the foregoing, any such investigation or consultation shall not include any intrusive testing or environmental sampling of any kind and shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, as determined solely by the Company in its good faith judgment, (i) breach any agreement with any third-party if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) constitute a waiver of the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law.

(b) From the date hereof to the Effective Time or the earlier termination of this Agreement, the Company shall promptly (i) make available to Parent monthly reports relating to Spaceway 3 generated by Hughes (attaching copies of Spaceway F3 Operations and Maintenance Monthly Status Reports) and (ii) deliver to Parent notice of any material anomalies affecting the Company Satellites of which the Company has knowledge.

(c) From the date hereof to the Effective Time or the earlier termination of this Agreement, the Company shall make available to Parent, as soon as reasonably practicable after such information becomes available to the Company, (i) monthly updates of the information provided in subsection (a) of Section 3.24 and (ii) quarterly updates of the information provided in subsections (b), (c) and (d) of Section 3.24.

(d) Each of Parent and Merger Sub will hold and treat, and will cause its respective Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated November 29, 2010, between Parent and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement and any other agreements related to the Merger and the other transactions contemplated hereby or entered into on or after the date hereof, and no party hereto shall take or cause to be taken any action that would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, from and after the date hereof and prior to the Effective Time, and except as may otherwise be required by applicable Law, each of Parent and Merger Sub agrees that it and its Subsidiaries shall not, directly or indirectly, take any action which is intended to or which would reasonably be expected to (I) materially adversely affect or materially delay the ability of Parent or Merger Sub to obtain any approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby, including entering into a contract to acquire a competitor of the Company and

(II) materially adversely affect or materially delay the ability of Parent or Merger Sub to perform its covenants or agreements, and each party hereto agrees to make any appropriate filings (i) under any Antitrust Law (including an appropriate filing of a Notification and Report Form pursuant to the HSR Act) with respect to the transactions contemplated hereby, as promptly as practicable and in advance of any applicable legal deadline (and with respect to filings pursuant to the HSR Act within 10 Business Days of the date hereof) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any applicable Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under applicable Antitrust Laws (including the HSR Act) as soon as practicable, including, if applicable, by requesting early termination of the waiting period under the applicable Antitrust Laws or applicable clearances or approvals under any applicable Antitrust Laws as soon as practicable, (ii) under any Communications Law that requires the prior consent of a Governmental Entity for the consummation of the transactions contemplated by this Agreement, including all necessary filings with or applications to the FCC for its consent to the transactions contemplated hereby with respect to a Communications License issued by the FCC (the “FCC Consent Application”), as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the FCC in connection therewith and to take all other actions necessary, proper or advisable to cause the FCC to provide the FCC Consent, (iii) to any other Governmental Entity that has issued a Permit to the Company or any of its Subsidiaries and (iv) to any other Governmental Entity that has issued a Communications License or an Export License to the Company or any of its Subsidiaries where prior notice to (but not the prior consent of) such Governmental Entity is required for the consummation of the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement, including, without limitation, this Section 5.6, shall require, or be construed to require, Parent to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, including rights to use spectrum, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (the “Subject Assets”), except where proffering to, or agreeing to, sell, divest, lease, license, transfer, dispose of or otherwise encumber would not, individually or in the aggregate, have or reasonably be expected to have (x) a Material Adverse Effect or (y) a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (excluding the Company and its Subsidiaries), taken as a whole, or (any action having the effect described in clauses (x) or (y), a “Substantial Detriment”) (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by the Company of any of its Subject Assets or to any agreement by the Company to take any of the foregoing actions, except where to do so would not, individually or in the aggregate, have or reasonably be expect to cause a Substantial Detriment or to agree to any changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any of any such Subject Assets, except where the changes, restriction on or other impairment would not, individually or in the aggregate, cause a Substantial Detriment, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Company. For the avoidance of doubt, nothing in this agreement shall require Parent or its Subsidiaries to cause its Affiliates (other than Parent and its Subsidiaries and, solely in their capacity as such, their respective directors and officers) (i) to or agree to or prohibit from or to agree not to, acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), invest in, establish a joint venture with, sell, divest, lease, license, transfer, dispose of other otherwise encumber or hold separate such Subject Assets or any Person or assets of any third party or (ii) to otherwise agree to any restrictions in connection with the operations or conduct of any of such Affiliates’ businesses (other than the businesses of Parent or its Subsidiaries).

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law or Communications Law, (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the

Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the FCC or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, the FCC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ, the FCC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, even if on an outside counsel basis only. None of the parties shall take any action that it knows or should know would adversely affect or delay the requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law. Notwithstanding anything to the contrary contained in this Section 5.6 of this Agreement, to obtain an FCC Consent, HSR approval or consent or the consent or approval of any Governmental Entity in connection with the consummation of the transactions contemplated hereby, the Company shall not take any action to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, or to agree to any changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any Subject Assets.

(c) In the event that any administrative or judicial Action is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Parent and Merger Sub agree that they shall defend, at their cost and expense, any Action or Actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. This Section 5.6(c) shall not apply to administrative Actions instituted by a private party before the FCC challenging the FCC Consent Application, the Merger, or any other transaction contemplated by this Agreement (“FCC Administrative Challenges”). The parties’ obligations with respect to FCC Administrative Challenges shall be governed by Section 5.6(d) hereof.

(d) The parties will use their respective commercially reasonable efforts to oppose any petitions to deny or other objections that may be filed with respect to the FCC Consent Application and any requests for reconsideration or review of the grant of the FCC Consents, provided, however, that the parties shall have no obligation to participate in any evidentiary hearing before the FCC on the FCC Consent Application. None of the parties shall take any action that it knows or should know would adversely affect or delay the grant of FCC Consents.

(e) Notwithstanding anything to the contrary herein, nothing in this Section 5.6 shall (i) limit either the Company’s or Parent’s right to terminate this Agreement pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) hereof so long as the party seeking termination has complied in all material respects with its obligations under this Section 5.6, or (ii) require any party to amend or supplement this Agreement or to waive or forbear from exercising any of its rights or remedies hereunder or under this Agreement.

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws, Foreign Investment Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(ii) “Communications Laws” means the Communications Act of 1934, as amended, the Telecommunications Act of 1996, any rule, regulation or policy of the FCC, and/or any statute, rule, regulation or policy of any other Governmental Entity, whether domestic, foreign or international, including without limitation the applicable laws of the United Kingdom, the rules and policies of Ofcom, the Laws, rules and policies of foreign administrations, and the international Radio Regulations and rules, decisions and policies of the ITU, with respect to the operation of channels of radio communication and/or the provision of communications services, as in effect from time to time; and

(iii) “Export Control Laws” means the Arms Export Control Act (22 U.S.C. s. 2778 et seq.), as amended, the Export Administration Act (50 U.S.C. App. ss. 2401 et seq.), as amended and continued in force by Presidential order, any international sanctions programs promulgated under the International Emergency Economic Powers Act (50 U.S.C. ss. 1701-1706), the National Emergencies Act (50 U.S.C. ss.1601-1651), the Trading With the Enemy Act (50 U.S.C. App. Ss. 5, 16), additional international sanctions programs administered by OFAC and any other regulations promulgated under each Act.

Section 5.7 Employment and Employee Benefits Matters; Other Plans.

(a) Without limiting any additional rights that any employee of the Company or any of its Subsidiaries as of the Effective Time (each a “Company Employee”) may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof (the “Employee Protection Period”), to maintain the severance-related provisions of existing Company Plans in effect as of the date hereof or as may be modified in accordance with Section 5.1 (“Severance Provisions”) and to provide 100% of the severance payments and benefits required thereunder to be provided to any Company Employee terminated during the Employee Protection Period and that is entitled to such payments and benefits based on the terms and conditions of the Severance Provisions.

(b) Without limiting any additional rights that any Company Employee may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending at the end of the Employee Protection Period, to maintain for any Company Employee (i) subject to paragraph (a) above, cash compensation levels (such term to include salary bonus opportunities and commissions) that are in the aggregate no less favorable than, and (ii) benefits (including the costs of such benefits to Company Plan participants as they may be adjusted consistent with past practice) provided under Company Plans that in the aggregate are no less favorable than, the overall cash compensation levels and benefits (including the costs thereof to Company Plan participants as they may be adjusted consistent with past practice) maintained for and provided to such Company Employees immediately prior to the Effective Time; provided, however, that, subject to the foregoing, nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to or comply with applicable Law.

(c) From and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees from and after the Effective Time by Parent and its Subsidiaries (including the Surviving Corporation) for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations to the same extent recognized under a Company Plan and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(d) From and after the Effective Time, except as otherwise agreed in writing between Parent and a Company Employee or as otherwise provided in this Agreement, Parent will honor, and will cause its Subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any officer, director or employee of that company, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or bonus deferral plans, programs or agreements of the Company or its Subsidiaries and (iii) all obligations in effect as of the Effective Time pursuant to outstanding equity-based plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or its Subsidiaries; provided, however, that, subject to the foregoing, nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to or comply with applicable Law or any Parent Plan.

(e) The Company and its Subsidiaries shall be responsible for providing or discharging any and all notifications, benefits and liabilities to their employees and governmental authorities required by the Workers Adjustment and Retraining Notification Act of 1988 (“WARN”), or by any other applicable Law relating to plant closings or employee separations or severance pay, that are caused by any action of the Company or its Subsidiaries prior to or on the Closing. Parent, the Surviving Corporation and their Affiliates shall be responsible for providing or discharging any and all notifications, benefits and liabilities to their employees and governmental authorities required by WARN or by any other applicable Law relating to plant closings or employee separations or severance pay that are caused by any action of Parent, the Surviving Corporation or their Affiliates after the Closing. The Company and its Subsidiaries shall cooperate in preparing and distributing any notices that Parent may desire to provide prior to the Closing, provided that Parent notifies the Company of a planned action by Parent after the Closing that would result in a notice requirement under WARN or any other applicable Laws.

(f) Notwithstanding the foregoing, nothing contained herein shall (i) be construed as an amendment to any Company Plan or Parent Plan or (ii) otherwise obligate the Company, Parent, the Surviving Corporation or any of their Affiliates to maintain any particular Company Plan or Parent Plan or retain the employment of any particular Company Employee following the Effective Time.

Section 5.8 Takeover Laws. If any Takeover Statute is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective boards of directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent, (b) any Action commenced or, to the knowledge of such party, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a material breach of this Agreement unless Parent is materially and adversely affected thereby. The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 5.9, the Company’s compliance or failure to comply with this Section 5.9 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(d) shall have been satisfied.

Section 5.10 Certain Outstanding Equity Incentive Securities.

(a) The Company shall take all actions, and cause HNS to take all actions as are reasonably necessary, so that, if the Closing occurs prior to July 15, 2011, then, upon the vesting of HNS Bonus Units that are Reallocated Units (as defined in the HNS Bonus Unit Plan), and subject to the conditions in the HNS Bonus Unit Plan, each holder of outstanding HNS Bonus Units that would have been entitled to Shares pursuant to the Third Exchange (as defined in the HNS Bonus Unit Plan), shall instead be entitled to a cash payment equal to the product (the “HNS Bonus Unit Consideration”) of (i) the Merger Consideration multiplied by (ii) the number of Shares for which such HNS Bonus Units would have been exchanged immediately prior to the Effective Time if they were vested and exchangeable.

(b) The Surviving Corporation shall: (i) if the Closing occurs prior to July 15, 2011, pay (within 10 days of vesting) the HNS Bonus Unit Consideration due to each holder of HNS Bonus Units upon the vesting of such holder’s HNS Bonus Units pursuant to the terms of Section 5.10(a), (ii) cancel each outstanding vested Company Stock Option in exchange for a payment (within 10 days after the Closing Date) to each holder of a vested Company Stock Option outstanding on the Closing Date, a sum equal to the product of (A) the Merger Consideration minus the exercise price per Share under such vested Company Stock Option multiplied by (B) the number of Shares subject to such vested Company Stock Option (such product, the “Stock Option Consideration”), (iii) pay each holder of an unvested Company Stock Option outstanding on the Closing Date, within 10 days of the vesting of such Company Stock Option and in exchange for the cancellation of such Company Stock Option, the Stock Option Consideration and (iv) pay each holder of an unvested RSU or RSA outstanding on the Closing Date, upon the vesting of any such RSU or RSA, a sum equal to the product of (x) the Merger Consideration multiplied by (y) the number of Shares subject to such RSU or RSA (such product, the “Restricted Stock Consideration”, and together with Stock Option Consideration and HNS Bonus Unit Consideration, “Incentive Security Consideration”).

Section 5.11 Indemnification, Exculpation and Insurance.

(a) Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof. In the event of any such Action, each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation to the fullest extent permitted under applicable Law, the Company Charter and Company Bylaws as at the date hereof within 10 Business Days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefore; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company Charter or Company Bylaws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; provided further, that neither Parent nor the Surviving Corporation shall be required to indemnify or advance expenses to any Indemnified Party in connection with an Action (or part thereof) initiated by such Indemnified Party unless such Action (or part thereof) was authorized by the Company Board.

(b) Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed, modified or otherwise supplemented in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c) For a six-year period from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay in the aggregate with respect to such insurance policies premiums in excess of $1,000,000, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than $1,000,000, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for $1,000,000. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the date on which the Effective Time occurs, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

(e) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.11.

Section 5.12 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Shares and Incentive Equity Securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Public Announcements.

(a) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company. Notwithstanding the foregoing, if there is an inconsistency between the terms of this Section 5.13 and the Confidentiality Agreement, the terms of this Section 5.13 shall prevail.

(b) The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

Section 5.14 Financing.

(a) Each of Parent, Satellite Services and Merger Sub shall use, and shall cause its Affiliates to use, commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Letters pursuant to which the parties thereto have committed to provide the financing (such financing, or any financing in lieu thereof as contemplated by the Financing Letters, the “Financing Commitment”), including using commercially reasonable efforts (i) to maintain in effect the Financing Commitment in accordance with the terms and subject to the conditions thereof, (ii) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitment (or on other terms acceptable to Parent, provided such terms do not contain any conditions to funding on the Closing Date that are not set forth in the Financing Commitment and would not otherwise reasonably be expected to impair or delay the consummation of the Financing), (iii) to satisfy (or cause its Affiliates to satisfy) on a timely basis all conditions to obtaining the Financing set forth in the Financing Commitment, (iv) to exercise its option to extend the Initial Date (as defined in the Financing Commitment) and to satisfy the conditions required to extend the Initial Date only to the extent that the Financing has not been obtained and (v) to consummate the Financing contemplated by the Financing Commitment at or prior to the Closing. In the event that any portion of the Financing becomes unavailable (including by expiration in accordance with its terms) on the terms and conditions set forth in the Financing Commitment, Parent shall promptly notify the Company, and Parent and Satellite Services shall use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources (“Alternative Financing”) on terms that will still enable Parent, Satellite Services and Merger Sub to consummate the transactions contemplated by this Agreement and that are approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed). Parent and Satellite Services shall deliver to the Company true and complete copies of all agreements (including any fee letters and engagement letters, provided that amounts in such letters may be redacted unless such redactions would adversely affect the amount, conditionality, enforceability or availability of the Financing) pursuant to which any such alternative source shall have committed to provide Parent, Satellite Services or the Surviving Corporation with any portion of the Financing. None of Parent, Satellite Services or Merger Sub shall agree, without the Company’s prior written consent, to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Financing Commitment if such amendment, supplement, modification or waiver (x) reduces the aggregate amount of the Financing or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (III) adversely impact the ability of each of Parent, Satellite Services and Merger Sub to enforce its rights against other parties to the Financing Commitment or the definitive agreements relating to the Financing. Any Alternative Financing shall (X) be in an amount sufficient to consummate the transactions contemplated by this Agreement (including paying the Merger Consideration, and all fees and expenses) and (Y) not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (1) delay or prevent the Closing Date or (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur; provided that neither Parent nor Merger Sub shall be required to arrange Alternate Financing on economic terms which are less favorable and other terms and conditions (other than conditions to funding) which are materially less favorable, in the aggregate, to Parent and Merger Sub than those included in the Financing Commitment. Upon obtaining any commitment for any Alternative Financing, such Alternative Financing shall be deemed to be the Financing Commitment for purposes of this Agreement. Parent shall keep the Company informed on a current basis of the status of its efforts to obtain the Financing, provide the Company copies of all documents related to the Financing and give the Company prompt notice of any material breach by any party to the Financing Commitment of which Parent becomes aware or any termination of the Financing Commitment. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two Business Days, if at any time (A) any of the Financing Letters shall expire or be terminated for any reason, (B) any financing source that is a party to any of the Financing Letters notifies Parent, Satellite Services or Merger Sub that such source no longer intends to provide financing on the terms set forth therein or (C) to the knowledge of Parent (without a requirement of due inquiry), any party to any of the Financing Letters is or is alleged to be in breach or default thereafter. In the event that the Stockholders’ Written Consents are not delivered to the Company in accordance with Section 5.3(b), the parties shall use their respective reasonable best efforts to market the Financing concurrently with the solicitation of proxies in connection with the Company Stockholders Meeting, subject to the concurrence of the underwriters and lead arrangers that doing so will not adversely affect the marketing of the Financing, with the objective of completing the Merger as promptly as practicable after the date of the Company Stockholders Meeting.

(b) The Company shall provide, shall cause its Subsidiaries to provide and shall use its commercially reasonable efforts to cause its and their representatives to provide such reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by Parent, including (i) participation in a customary and reasonable number of meetings, drafting sessions, presentations, road shows and due diligence and sessions with the financing sources, investors and rating agencies, (ii) furnishing Parent and the financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to consummate the Financing, including all financial statements and financial and other data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities (including any financial statements required by Regulation S-X Rule 3-10 but not any financial statements required by Rule 3-16), and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act and other documents required to satisfy any customary negative assurance comfort from independent accountants, to consummate the Financing at the time or times the Financing is to be consummated, including all of the financial information related to the Company and its Subsidiaries necessary to satisfy the conditions set forth in the Financing Commitment, provided that throughout the Marketing Period, none of the information provided by the Company in connection herewith to be included in the offering documents shall contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (information and data required to be delivered pursuant to this clause (ii) being referred to as the “Required Financial Information”), (iii) assisting Parent and its financing sources in the preparation of (A) any offering documents, private placement memoranda, bank information memoranda, prospectuses and other informational and marketing materials and documents for any portion of the Financing, (B) any legal documents to be executed by the Company and any of its Subsidiaries (subject to receipt of all requisite funds from the Parent and its financing sources) relating to the satisfaction and discharge of the HNS Senior Notes to be delivered at the Effective Time and (C) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Parent and the financing sources for any portion of the Financing, (v) executing and delivering any necessary pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Parent; provided, that no such document or obligation of the Company shall be effective prior to the Effective Time, (vi) obtaining customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to the Financing, (vii) using commercially reasonable efforts to obtain accountants’ comfort letters, surveys and title insurance as reasonably requested by Parent, (viii) subject to the occurrence of the Closing, taking all corporate actions, necessary to permit the consummation of the Financing and (ix) using commercially reasonable efforts to prepare financial statements of any FCC License Subsidiary (as defined in the Financing Letters as in effect as of the date hereof) of the Company that would be required by Parent to be included under Rule 3-16 under Regulation S-X in a registered offering of secured debt securities contemplated by the Financing (it being understood that the financial statements contemplated by this clause (ix) shall not be part of the Required Financial Information); provided, that (I) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other fee, provide any security, reimburse any expense, give any indemnity, prepay any Company indebtedness or incur any other liability in connection with the Financing or any Alternative Financing prior to the Effective Time, (II) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (III) all non-public or otherwise confidential information regarding the Company obtained by Parent, Satellite Services and Merger Sub or their representatives pursuant to this Section 5.14(b) be kept confidential in accordance with the Confidentiality Agreement, except that such information may be disclosed to potential syndicate members during syndication, other potential Lenders or potential participants, subject to customary confidentiality undertakings by such potential syndicate members, other potential Lenders or potential participants and (IV) the Company shall be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources. Parent (x) shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with such cooperation, (y) acknowledges and agrees that the Company, its Subsidiaries and their respective representatives shall not have any responsibility for, or incur any liability to any person prior to the Effective Time under, the Financing or any Alternative Financing and (z) shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith.

(c) Parent and Merger Sub hereby acknowledge and agree that receipt of the Financing or any Alternative Financing does not constitute a condition to the consummation of the transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained and if obtained by written consent, the Information Statement shall have been cleared by the SEC and shall have been sent to stockholders (in accordance with Regulation 14C of the Exchange Act) at least 20 calendar days prior to the Closing.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) HSR Act; Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated without any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a Substantial Detriment.

(d) Communications Consents. The FCC Consents shall have been obtained, and shall be in full force and effect, without any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a Substantial Detriment.

(e) No Restraints. There shall not be pending any suit, action or proceeding in which Ofcom is seeking (i) an order (whether temporary, preliminary or permanent) under any Law that is in effect to restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement or (ii) to (A) prohibit, limit, restrain or impair Parent’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or its Subsidiaries or other Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or its Subsidiaries (including, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation and Ofcom shall not have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing.

(f) Export Control Laws. Parent and Merger Sub shall have obtained any and all licenses and approvals required in connection with the transactions contemplated by this Agreement for the lawful conduct of the business of the Company following the Effective Time in substantially the same manner as now conducted pursuant to the Export Control Laws as administered by the relevant U.S. Governmental Entities, including BIS, DDTC and OFAC.

Section 6.2 Conditions to the Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Payment of Merger Consideration to Paying Agent. Parent or Merger Sub shall have deposited sufficient funds with the Paying Agent for it to distribute the Merger Consideration to which stockholders of the Company shall become entitled pursuant to Article II.

(d) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(d).

Section 6.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 3.1(b), Section 3.1(c), Section 3.2(a), Section 3.2(b), Section 3.2(c)(i), Section 3.2(d), Section 3.3, Section 3.4(a)(i), Section 3.21 and Section 3.22 hereof, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect (it being understood that for purposes of this proviso, materiality qualifiers set forth in such representations and warranties shall be disregarded).

(b) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Material Adverse Effect.

(c) Dissenters’ Rights. Holders of Shares representing in excess of 25% of the outstanding shares shall not have exercised (or, if exercised, shall not have withdrawn such exercise prior to the commencement of the Marketing Period) rights of dissent in connection with the Merger.

(d) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(e) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying to the knowledge of such executive officer as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such party’s breach of this Agreement was the proximate cause of such failure.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company (except as set forth below) (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the date that is nine months after the date hereof (the “Outside Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the proximate cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date and such action or failure to perform constitutes a breach of this Agreement;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the proximate cause of, or resulted in, such judgment, order, injunction, rule, decree or other action and such action or failure to perform constitutes a breach of this Agreement; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement and approval of the Merger was taken (and the Stockholders’ Written Consents shall not have been executed and delivered to Parent and the Company); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the proximate cause of, or resulted in, the failure to obtain the Company Stockholder Approval and such action or failure to perform constitutes a breach of this Agreement;

(c) by the Company:

(i) if Parent or Merger Sub shall have violated, breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which violation, breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured or, if curable, is not cured within the earlier of (x) 10 days after the delivery of written notice by the Company to Parent, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination or (y) the Outside Date;

(ii) at any time prior to obtaining the Company Stockholder Approval, if (A) the Company is not in material breach of Section 5.2, (B) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement in accordance with Section 5.2, (C) Parent does not make, within three business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (D) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.3(d). The Company agrees (x) that it will not enter into the binding agreement referred to in clause (B) above until at least the fourth business day after it has provided the notice to Parent required thereby, (y) to notify Parent promptly if its intention to enter into the written agreement referred to in its notification changes and (z) during such three day period, to negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent in response to a Superior Proposal, if any; or

(iii) in the Company’s sole and absolute discretion, for any reason or no reason, if Parent has not delivered to the Company its written consent to the Mitigation Plan within 30 days after delivery thereof to Parent.

(d) by Parent:

(i) if the Company shall have violated, breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which violation, breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured or, if curable, is not cured within the earlier of (x) 30 days after the delivery of written notice by Parent to the Company, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination or (y) the Outside Date;

(ii) if the Company Board shall have effected an Adverse Recommendation Change, or shall have approved, endorsed or recommended to the Company’s stockholders an Acquisition Proposal other than the Merger, or shall have publicly proposed to effect any of the foregoing;

(iii) if the Stockholders’ Written Consents representing the Company Stockholder Approval have not been executed and delivered to Parent and the Company within 48 hours after the execution of this Agreement;

(iv) if at any time following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger within three Business Days after receipt of any written request to do so from Parent (for the avoidance of doubt, Parent shall only be entitled to make one such request with respect to any Acquisition Proposal and one request with respect to each amendment, modification or change thereto);

(v) if a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (x) the date prior to the date of the Company Stockholders Meeting (in the event that the Stockholders’ Written Consents representing the Company Stockholder Approval have not been executed and delivered to Parent and the Company) and (y) 11 Business Days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company Board fails to recommend against acceptance of such offer; or

(vi) at any time during the period commencing upon the occurrence of a Material Satellite Event and ending on the 60th day after the Company’s delivery of the Mitigation Plan, in Parent’s sole and absolute discretion, for any reason or no reason;

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.22 and Section 4.12 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, that Section 5.13 shall survive until the expiration of the Confidentiality Agreement; provided further, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by a party or a party’s stockholders, taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of a knowing or intentional material breach of any covenant or agreement set forth in this Agreement. As used in the previous sentence, the term “knowing” means that such action was taken with the knowledge that such action would result in a breach of such covenant or agreement.

Section 7.3 Fees.

(a) Except as otherwise provided this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Information Statement or the Proxy Statement, as the case may be, (including applicable SEC filing fees) and the solicitation of the Company Stockholder Approval shall be shared equally by Parent and the Company.

(b) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (A) at any time after the date of this Agreement, and prior to obtaining the Company Stockholder Approval, a bona fide Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and such an Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least 30 Business Days prior to, with respect to any termination pursuant to Section 7.1(b)(i), the date of termination, and at least 5 Business Days prior to, with respect to termination pursuant to Section 7.1(b)(iii), the Company Stockholders Meeting) and (B) within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated such Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(i), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(i) and (A) at any time after the date of this Agreement, and prior to the breach giving rise to Parent’s right to termination pursuant to Section 7.1(d)(i), a bona fide Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn prior to such breach, and (B) within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated such Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(ii), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”);

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iv), and within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated a transaction with respect to, the Acquisition Proposal giving rise to such termination pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iv), as applicable (provided, that for purposes of this Section 7.3(b)(iii), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”);

(iv) this Agreement is terminated by Parent pursuant to 7.1(d)(iii);

(v) this Agreement is terminated by Parent pursuant to Section 7.1(d)(v), and within 12 months after such termination, (A) such tender offer or exchange offer shall have closed and (B) such tender offer or exchange offer shall have resulted in a transfer of more than 50% of the Shares then outstanding or the total voting power of the equity securities of the Company; or

(vi) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

then, in any such case, the Company shall pay Parent the Termination Fee in accordance with Section 7.3(d); provided, that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) For purposes of this Agreement, “Termination Fee” means $45 million; provided, however, that in the case the Termination Fee is paid pursuant to Section 7.3(b)(iv), “Termination Fee” means $15 million.

(d) Payment of the Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a Termination Fee payable pursuant to 7.3(b)(vi), (ii) promptly, but in no event later than two Business Days after termination by Parent, in the case of a Termination Fee payable pursuant to Section 7.3(b)(iv), (iii) promptly, but in no event later than two Business Days after notice from Parent to the Company that the Termination Fee is payable pursuant to Section 7.3(b)(v) and (iv) on the earlier of the execution of a definitive agreement with respect to, or consummation of, any transaction contemplated by the relevant Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), Section 7.3(b)(ii) or Section 7.3(b)(iii).

(e) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 7.3 or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of JP Morgan Chase Bank, N.A. in effect on the date such payment was required to be made through the date of payment.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by either or both of their respective boards of directors, as applicable, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be unenforceable against such party unless set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent, Merger Sub or the Surviving Corporation, to:

EchoStar Corporation

100 Inverness Terrace East

Englewood, CO 80112

Attention: General Counsel

Facsimile: 303-723-2050

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Scott D. Miller

                   Daniel L. Serota

Facsimile: 212-558-3588

(b)	if to Company, to:

Hughes Communications, Inc.

11717 Exploration Lane

Germantown, MD 20876

Attention: General Counsel

Facsimile: 301-428-2818

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Adam K. Weinstein

                   Jeffrey L. Kochian

Facsimile: 212-872-1002

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) “Apollo Portfolio Company” means portfolio companies of (i) Apollo Global Management LLC and/or (ii) Apollo Global Management LLC’s Affiliates, including portfolio companies of (i) investment funds managed by Apollo Management IV, L.P., Apollo Management V, L.P., Apollo Management VI, L.P., Management VII, L.P. or (ii) any of Apollo Management IV, L.P.’s, Apollo Management V, L.P.’s , Apollo Management VI, L.P.’s , Management VII, L.P’s respective Affiliates;

(c) “BIS” means the Department of Commerce Bureau of Industry Security;

(d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed;

(e) “Coface Agreement” means the Coface Covered Export Credit Agreement dated October 29, 2010;

(f) “Company Satellite” means a satellite owned by the Company or any of its Subsidiaries as of the date of this Agreement;

(g) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(h) “Data Room” means the contents of the electronic “data room” populated by the Company for the performance of due diligence related to the Merger, hosted by Merrill Datasite, as of 5:00 p.m. Eastern Standard Time on February 12, 2011, and any United States International Traffic and Arms Regulations 22 CF § 120-130 information sent via email.

(i) “DDTC” means the United States Department of State Directorate of Defense Trade Controls.

(j) “HNS Senior Notes” means (i) the 9 1/2% Senior Notes Indenture dated April 13, 2006 and (ii) the 9 1/2% Senior Notes Indenture dated May 27, 2009.

(k) “Incentive Equity Securities” means, collectively, Company Stock Options, RSUs, RSAs, HNS Class B Units and HNS Bonus Units.

(l) “Intellectual Property” means all (i) trademarks, service marks, logos, symbols, trade dress, trade names and other indicia of origin, and registrations and applications and renewals therefor, and the good will associated therewith and symbolized thereby; (ii) copyrights in works of authorships and registrations and applications therefor, and renewals, extensions, restorations and reversions thereof; (iii) Patents, (iv) Trade Secrets and (v) other intellectual property rights worldwide.

(m) “Jupiter” means the Ka-band communications spacecraft currently under construction by Space Systems/Loral Inc. pursuant to that certain Contract between HNS and Space Systems/Loral, Inc. for the Hughes Jupiter Satellite Program dated as of June 8, 2009.

(n) “knowledge” of the Company means the actual knowledge of the individuals listed on Section 8.3(n) of the Company Disclosure Letter and “knowledge” of Parent means the actual knowledge of the individuals listed on Section 8.3(l) of the Parent Disclosure Letter;

(o) “Lenders” means the persons that have committed to provide or have otherwise entered into agreements in connection with the Financing Commitment or alternative debt financings in connection with the transactions contemplated hereby, together with their Affiliates, officers, directors, employees, agents and representatives and their successors and assigns;

(p) “Material Adverse Effect” means (a) a change or event that has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (b) any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated hereby, if not cured, except any such effect resulting from (1) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (2) changes in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets, (3) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof following the date hereof, (4) any change in the price or trading volume of the Company’s stock on or following the date hereof, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” shall not be excluded in determining whether there has been a Material Adverse Effect), (5) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, for any period ending on or after the date hereof, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” shall not be excluded in determining whether there has been a Material Adverse Effect), (6) the announcement or pendency of this Agreement and the transactions contemplated hereby or (7) except with respect to Sections 3.3 and 3.4 and with respect to Section 6.3(a) to the extent related to the accuracy of Sections 3.3 and 3.4 as of the date of this Agreement and as of the Closing Date, any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement or at the written request of Parent, provided, however, that any action taken by the Company or its Subsidiaries to mitigate the effects thereof, including by application of any insurance proceeds received or reasonably expected to be received, shall be taken in to account in determining whether a “Material Adverse Effect” has occurred; provided further, however, that, with respect to clauses (1), (2) and (3), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating to) the Company and its Subsidiaries or (ii) disproportionately adversely affect the Company and its Subsidiaries compared to other companies operating in the industries in which the Company and its Subsidiaries operate. For the avoidance of doubt, a Material Satellite Event shall not be a Material Adverse Effect.

(q) “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties is bound:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) containing covenants binding upon the Company or its Subsidiaries that (1) restrict the ability of the Company or any of its Subsidiaries to compete (and which, following the consummation of the Merger, would prohibit the Surviving Corporation or its Affiliates from competing) in any business or geographic area or (2) grant “most favored nation” status that following the Merger, the effects of which would have material adverse effect on Parent and its Subsidiaries, taken as a whole;

(iii) involving the Company’s ten largest customers (based on revenue to the Company and its Subsidiaries in 2010);

(iv) containing any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person which would apply to Parent or any of its Subsidiaries (other than the Surviving Corporation) following the Effective Time;

(v) providing for indemnification by the Company or any of its Subsidiaries of any Person, the effects of which would have a material adverse effect on Parent and its Subsidiaries, taken as a whole, other than Contracts entered into in the ordinary course of business;

(vi) any Contract that would require the disposition of any material assets outside the ordinary course of business (if the disposition is not consistent with the 2011 Operating Plan and the aggregate value of the assets exceeds $10 million) or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries.

(vii) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $10 million; and

(r) “Material Satellite Event” means, (i) with respect to Spaceway 3, (A) a Total Loss, or (B) a Partial Loss, or (C) any anomaly or series of anomalies resulting in a reduction of 20% or more of the total number of Successfully Operating Spot Beams as compared to the number of Successfully Operating Spot Beams as of the date of this Agreement, or (D) any anomaly or series of anomalies resulting in a reduction of 20% or more of the performance of the phased array antenna as compared to the performance of its phased array antenna as of the date of this Agreement, and (ii) with respect to Jupiter, (A) any change, event or effect that would, or would reasonably be expected to, result in a delay of nine months or more in the construction or launch of Jupiter, or (B) if the Company or any of its Subsidiaries grants a waiver with respect to the failure of Jupiter to meet the Satellite Performance Specifications without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) and such waiver would materially increase the risks associated with, construction, launch and/or operation of Jupiter;

(s) “OFAC” means the Department of Treasury Office of Foreign Assets Control;

(t) “Outstanding Indebtedness” means the aggregate principal amount of, and accrued and unpaid interest, fees and premium on, the indebtedness evidenced by the $115 Million Credit Agreement, dated February 23, 2007, the Third Amended and Restated $50,000,000 Credit Agreement dated March 16, 2010 and the Coface Agreement, each as further amended, modified or supplemented from time to time, as of immediately prior to the Effective Time and any other indebtedness for, in each case, borrowed money or in respect of capitalized lease obligations of the Company or any of its Subsidiaries (other than intercompany indebtedness among the Company and its wholly-owned Subsidiaries) outstanding as of immediately prior to the Effective Time.

(u) “Partial Loss“ means a reduction of 20% or more to Throughput Capacity for any reason, including, without limitation, by reason of a System Failure.

(v) “Patents” means all patents (including utility and design patents, industrial designs and utility models) and applications therefor, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, reissues and re-examinations thereof.

(w) “Permitted Liens” means (i) those Liens granted pursuant to any Outstanding Indebtedness, as amended, modified or supplemented from time to time, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings, (v) Liens that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use or any proposed use of the Company’s or any of its Subsidiaries’ assets in the conduct of their respective businesses as presently conducted, (vi) easements, covenants, rights-of-way and other similar restrictions of record, (vii) any conditions that may be shown by a current, accurate survey or physical inspection of any real property made prior to Closing, (viii) (A) zoning, building and other similar restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company or any of its Subsidiaries has easement rights and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, (ix) Liens in connection with letters of credit or surety bonds issued or provided in the ordinary course of business consistent with past practice and (x) Liens that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(x) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 3.4) or other entity of any kind or nature;

(y) “Satellite Performance Specifications” of a satellite means the performance specifications as set forth in the construction contract for such satellite.

(z) “Significant Subsidiary” means any “significant subsidiary” (other than any such subsidiary which is not more than 50% owned by the Company) of the Company within the meaning of Rule 1-02(w) of Regulation S-X of the SEC;

(aa) “Spaceway 3” means the Ka-band communications spacecraft currently in operation at the 94.95 degrees W.L. orbital position commonly referred to as Spaceway 3.

(bb) “Subscriber Acquisition Costs” means the costs of the Company and its Subsidiaries to acquire new consumer subscribers, as calculated by the Company in the preparation of its audited consolidated financial statements in accordance with Section 3.5;

(cc) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect more than 50% of the board of directors or other persons performing similar functions are owned or controlled, directly or indirectly, by such Person and/or by one or more of its Subsidiaries;

(dd) “Successfully Operating Spot Beam” means any spot beam on Spaceway 3 that can be operated substantially as designed;

(ee) “System Failure” means the failure of any component that supports the overall power supply, operation, and/or maneuverability of a satellite, including without limitation, solar arrays, momentum wheels, earth sensors, thrusters, propulsion systems, traveling wave tube amplifiers, low noise amplifiers, and other similar equipment.

(ff) “Throughput Capacity” means the ability of Spaceway 3 to downlink data at a rate of 10 gigabits per second.

(gg) “Total Loss” means the complete loss, destruction or permanent failure of a Company Satellite.

(hh) “Trade Secrets” means, collectively, confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions.

(ii) “2011 Operating Plan” shall mean that portion of the document located at section 1.1.3.1 of the Data Room relating to the year 2011.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than (a) with respect to the provisions of Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at the Effective Time, the rights of the holders of Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) following the Effective Time, the rights of the holders of Incentive Equity Securities to receive the payments contemplated by the applicable provisions of Section 5.10 in accordance with the terms and conditions of this Agreement, (d) the right of the Company, on behalf of its stockholders as third party beneficiaries only to the extent specifically set forth herein, pursuant to Section 7.2 and other relief and (e) with respect to the provisions of Sections 8.8 and 8.13, which shall inure to the benefit of and are enforceable by each Lender; provided, however, that the rights granted pursuant to this clause (d) shall be enforceable on behalf of holders of Shares only by the Company in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such Shares and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (x) distributed, in whole or in part, by the Company to the holders of Shares of record as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit. For the avoidance of doubt, nothing contained herein will limit the ability of the Company to pursue damages pursuant to Section 7.2 on its own behalf.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement or in connection with this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that each of Parent and Merger Sub may assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as applicable, of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Shares as third party beneficiaries under clause (d) of Section 8.6), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.17 Guarantee. Parent and Satellite Services agree to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement that arise prior to the Effective Time. Parent and Satellite Services unconditionally guarantee to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement with respect to payment of the Merger Consideration. This is a guarantee of payment and performance and not of collectability. Parent and Satellite Services hereby waive diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 8.17.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HUGHES COMMUNICATIONS, INC.

By:	/s/ Dean Manson
Name: Dean Manson
Title: Senior Vice President, General Counsel & Secretary
ECHOSTAR CORPORATION

By:	/s/ David J. Rayner
Name: David J. Rayner
Title: Chief Financial Officer
BROADBAND ACQUISITION CORPORATION

By:	/s/ David J. Rayner
Name: David J. Rayner
Title: Chief Financial Officer

Solely with respect to Sections 4.6, 5.14 and 8.17

ECHOSTAR SATELLITE SERVICES L.L.C.

By:	/s/ David J. Rayner
Name: David J. Rayner
Title: Chief Financial Officer